UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) January 2, 2018

Dominion Energy, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Virginia	001-08489	54-1229715
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

120 Tredegar Street Richmond, Virginia		23219
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code (804) 819-2000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure

On January 3, 2018, Dominion Energy, Inc. (Dominion Energy) and SCANA Corporation, a South Carolina corporation (SCANA), issued a joint press release announcing the execution of the Merger Agreement (as defined below). The press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On January 3, 2018, Dominion Energy held a conference call with analysts and investors during which information was provided regarding the proposed Merger (as defined below). Certain materials presented on the conference call are attached as Exhibit 99.2 hereto and are incorporated herein by reference.

On January 3, 2018, Dominion Energy launched a website relating to the proposed Merger. Information from the website is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

On January 3, 2018, Thomas F. Farrell, II, President, Chairman and CEO of Dominion Energy, delivered a video presentation relating to the proposed Merger to SCANA employees. The transcript of the video presentation is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

On January 3, 2018, Daniel A. Weekley, Vice President and General Manager – Southern Pipeline Operations, sent an email relating to the proposed Merger to employees of Dominion Energy Carolina Gas Transmission, LLC. The email is attached as Exhibit 99.5 hereto and is incorporated herein by reference.

Item 8.01	Other Events

On January 2, 2018, Dominion Energy entered into an Agreement and Plan of Merger (the Merger Agreement) by and among Dominion Energy, Sedona Corp. and SCANA. The Merger Agreement provides for a stock-for-stock merger (the Merger) in which Sedona Corp., a wholly-owned subsidiary of Dominion Energy, will merge with and into SCANA and SCANA shareholders would receive 0.6690 shares of Dominion Energy common stock for each share of SCANA common stock, the equivalent of $55.35 per share, or about $7.9 billion based on Dominion Energy’s share price at close of trading January 2, 2018. Following completion of the Merger, SCANA would operate as a wholly-owned subsidiary of Dominion Energy. Upon closing of the Merger, SCANA’s shareholders would own an estimated 13% of Dominion Energy’s outstanding common stock. Including assumption of debt, the value of the transaction is approximately $14.6 billion.

The Merger Agreement contains customary representations, warranties, covenants and termination provisions. Consummation of the Merger is subject to the satisfaction or waiver of certain specified closing conditions, including (i) approval of the plan of merger contained in the Merger Agreement by SCANA’s shareholders, (ii) compliance with applicable federal and state regulatory filing and approval requirements, including under the Hart-Scott-Rodino Act and from the Nuclear Regulatory Commission, the Federal Energy Regulatory Commission and the public service commissions of South Carolina, North Carolina and Georgia and (iii) other customary closing conditions.

In connection with the request for South Carolina regulatory approval of the Merger, the Merger Agreement calls for significant benefits to the electric customers of SCANA’s subsidiary South Carolina Electric & Gas Company (SCE&G) to offset previous and future costs relating to the abandoned V.C. Summer Units 2 and 3 new nuclear development project. A summary of these benefits, which include cash payments to be made to SCE&G electric customers following the closing of the Merger and future rate reductions for those customers, is contained in the press release referenced above and furnished herewith.

FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The statements relate to, among other things, expectations, estimates and projections. We have used the words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “outlook”, “plan”, “predict”, “project”, “should”, “strategy”, “target”, “will”, “would”, “potential” and similar terms and phrases to identify forward-looking statements in this report. Factors that could cause actual results to differ include, but are not limited to: the expected timing and likelihood of completion of the proposed acquisition of SCANA, including the ability to obtain the requisite approvals of SCANA’s shareholders; the risk that Dominion Energy or SCANA may be unable to obtain necessary regulatory approvals for the transaction or required regulatory approvals may delay the transaction or cause the parties to abandon the transaction; the risk that conditions to the closing of the transaction may not be satisfied; or the risk that an unsolicited offer for the assets or capital stock of SCANA may interfere with the transaction. Other risk factors for Dominion Energy’s and SCANA’s businesses are detailed from time to time in Dominion Energy’s and SCANA’s quarterly reports on Form 10-Q or most recent annual report on Form 10-K filed with the Securities and Exchange Commission.

Item 9.01	Financial Statements and Exhibits.

Exhibit

99.1	Joint Press Release, dated January 3, 2018*

99.2	Investor Presentation Materials, dated January 3, 2018*

99.3	Website Pages*

99.4	Transcript of video presentation from Thomas F. Farrell, II, President, Chairman and CEO of Dominion Energy, Inc., to SCANA Corporation employees, dated January 3, 2018*

99.5	Email from Daniel A. Weekley, Vice President and General Manager – Southern Pipeline Operations, to employees of Dominion Energy Carolina Gas Transmission, LLC, dated January 3, 2018*

*	Furnished herewith

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy will file with the SEC a Registration Statement on Form S-4 that will include a combined Proxy Statement of SCANA and Prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

PARTICIPANTS IN THE SOLICITATION

Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 20, 2017, Dominion Energy’s Annual Report on Form 10-K, which was filed with the SEC on February 28, 2017 and certain of its Current Reports on Form 8-K. Information regarding SCANA’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2017 and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described under Important Additional Information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY, INC. Registrant

/s/ Carlos M. Brown
Carlos M. Brown Vice President and General Counsel

Date: January 3, 2018